Exhibit (a)(13)

CONFIDENTIAL SETTLEMENT DRAFT

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding is entered into this 11th day of May, 2011, by and between: (i) plaintiffs Julie Michelsen, Tim Enochs, Paul F. Ringheiser III, and Joan Taylor (together with David Raul, collectively called “Plaintiffs”) individually and on behalf of all others similarly situated; and (ii) Tasty Baking Company (“Tasty” or the “Company”), Charles P. Pizzi, James E. Ksansnak, Judith M. von Seldeneck, Ronald J. Kozich, David J. West, James C. Hellauer, James E. Nevels, Mark G. Conish and Mark T. Timbie (the “Individual Defendants”) and Flowers Foods, Inc. (“Flowers”) and Flowers Bakeries, LLC (“Merger Sub” and with Flowers, Tasty and the Individual Defendants collectively referred to as the “Defendants”), in three lawsuits that the parties requested to be consolidated as a putative class action lawsuit captioned In re Tasty Baking Company Shareholder Litigation, Consolidated Case No. 110402487, pending in the Court of Common Pleas of Philadelphia County Pennsylvania and a shareholder litigation demand, by their respective undersigned counsel.

WHEREAS, on or about April 11, 2011, Tasty and Flowers announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Compass Merger Sub, Inc. (a subsidiary of Flowers and assignee of Merger Sub) will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Tasty common stock for $4.00 per share in cash and as soon as practicable after the consummation of the Offer and subject to the satisfaction of certain conditions set forth in the Merger Agreement, for Compass Merger Sub to merge with and into Tasty, with Tasty surviving such Merger (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement (including, without limitation, the top-up option described therein) are collectively referred to herein as the “Transaction”);

WHEREAS, the Merger Agreement was approved by the Board of Directors (the “Board”) of Tasty on April 10, 2011;

WHEREAS, on or about April 21, 2011, Plaintiffs Michelsen and Enochs commenced a putative shareholder class action lawsuit in the Court of Common Pleas of Philadelphia County Pennsylvania against the Defendants, captioned Michelsen v. Pizzi, et al., Case No. 110402487 (the “Michelsen Case”);

WHEREAS, on or about April 27, 2011, Plaintiff Ringheiser commenced a putative shareholder class action lawsuit in the Court of Common Pleas of Philadelphia County Pennsylvania against Defendants, captioned Ringheiser v. Pizzi, et al., Case No. 110402927 (the “Ringheiser Case”);

WHEREAS, on or about April 29, 2011, Plaintiff Taylor filed a derivative complaint in the Court of Common Pleas of Philadelphia County, Pennsylvania against Defendants, captioned Taylor v. Pizzi, et. al., Case No. 110500004 (the “Taylor Case” and with the Michelsen Case and the Ringheiser Case collectively referred to as the “Action”);

WHEREAS, on or about April 27, 2011, counsel for Plaintiff Raul sent a shareholder litigation demand to the Tasty Board (the “Demand’);

WHEREAS, on or about May 10, 2011, the parties filed a stipulation requesting that the court consolidate the Michelsen Case, the Ringheiser Case and the Taylor Case into one action with the lead docket being captioned as In re Tasty Baking Company Shareholder Litigation, Case No. 110402487;

WHEREAS, as part of the consolidation, the parties requested that the Robbins Umeda LLP law firm be designated as Plaintiffs’ lead counsel in the Action (“Plaintiffs’ Lead Counsel”);

WHEREAS, the Action and Demand allege that the Individual Defendants breached their fiduciary duties to the public shareholders of Tasty by, among other things, agreeing to the Transaction at an allegedly inadequate price, under unfair terms, and without adequate disclosure;

WHEREAS, the Action and Demand seek, among other things, a judgment preliminarily and permanently enjoining the Transaction from proceeding;

WHEREAS, on or about April 21, 2011, Tasty filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934;

WHEREAS, on or about May 5, 2011, Plaintiffs and the Company agreed to a consensual production of certain non-public documents requested by the Plaintiffs and Defendants voluntarily provided Plaintiffs’ Lead Counsel with a presentation to the Board by the financial advisors retained by the Board;

WHEREAS, commencing on or about May 5, 2011, Plaintiffs’ Lead Counsel in the Action and counsel for the Company and its directors commenced extensive arms’ length negotiations concerning a possible settlement of the Action and Demand;

WHEREAS, it was agreed by Defendants that certain additional disclosures sought by Plaintiffs’ Lead Counsel would be made;

WHEREAS, each Defendant denies having committed or having attempted to commit any violation of law or breach of duty, including breach of any duty to Tasty or its shareholders, aided or abetted any violations of law or breaches of fiduciary duty, or otherwise having acted in any improper manner;

WHEREAS, Plaintiffs’ Lead Counsel has determined that a settlement of the Action and Demand on the terms reflected in this Memorandum of Understanding is fair, reasonable, adequate, and in the best interests of the public shareholders of Tasty; and

WHEREAS, Defendants, to avoid the costs, disruption, and distraction of further litigation and without admitting the validity of any allegations made in the Action and Demand or any liability with respect thereto or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, have concluded that it is desirable that the claims against them be settled on the terms reflected in this Memorandum of Understanding.

NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Action and Demand (the “Settlement”) between and among Plaintiffs, on behalf of themselves and the Class (as defined below), and Defendants on the terms and subject to the conditions set forth below:

1. Defendants acknowledge that the pendency and prosecution of the Action and the Demand, and the negotiations between Plaintiffs and Company and its directors, resulted in the decision to make additional disclosures to supplement the Schedule 14D-9 Solicitation/Recommendation Statement (the “Supplemental Disclosures”). The Supplemental Disclosures are reflected in the attached Form 14D-9 Amendment annexed hereto as Exhibit A. Plaintiffs’ Lead Counsel are satisfied that the Supplemental Disclosures comply with all legal requirements vis-à-vis Tasty’s public shareholders, including any legal requirements arising from Defendants’ fiduciary duties. Neither Plaintiffs nor Plaintiffs’ Lead Counsel shall seek additional disclosure as a condition to the Settlement. It is agreed that in consideration for the full and final settlement and release of all Released Claims (as defined below) by Plaintiffs, the Class and Tasty as Derivative Plaintiff, and the dismissal with prejudice on the merits of this Action, Tasty agrees to file the Supplemental Disclosures set forth in Exhibit A hereto within one (1) business day of the execution of this MOU, which disclosures will be filed on a on Form 14D-9 Amendment to be filed by Tasty with the Securities and Exchange Commission.

2. The parties to the Action and the Demand agree to cooperate fully and to use their best efforts to effectuate the Settlement as outlined herein, to notify the Court immediately of the execution of this Memorandum of Understanding, to present the Settlement to the Court for hearing and approval as soon as practicable, and to execute as soon as practicable but no later than 45 days after the date of this Memorandum of Understanding: (i) an appropriate Stipulation of Settlement (the “Stipulation”) of all claims asserted in the Action and Demand and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Transaction, including but not limited to the negotiation and terms thereof; and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approvals of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 4 and 6 herein). The Stipulation will also expressly provide, inter alia:

(a) for the conditional certification of the Action, for settlement purposes only, as a class action pursuant to Pennsylvania Rules of Civil Procedure 1702, 1708, and 1709 of a mandatory non-opt out class consisting of all record holders and beneficial owners of the common stock of the Company (excluding Defendants, their immediate families, and affiliates) on any day during the period from April 11, 2011 (the date that the proposed Transaction was publicly announced) to and including the effective date of consummation of the Transaction, including the legal representatives, heirs, successors and successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the “Class”);

(b) that in the event the Settlement does not become final for any reason, the Defendants reserve the right to oppose certification of the Class in future proceedings;

(c) that all Defendants have denied, and continue to deny, that they have committed any violations of law or aided and abetted any such violations or that any further supplemental disclosure is required under any applicable rule, statute, regulation or law, and that they entered into the Memorandum of Understanding and are entering into the Stipulation of Settlement solely because the proposed Settlement would eliminate the cost, disruption, and distraction of further litigation, and would permit the Transaction to proceed without risk of injunctive or other relief;

(d) for the full and complete discharge, dismissal with prejudice on the merits, settlement and release of, and a permanent injunction barring, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys’ fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including Unknown Claims (defined below), that any or all Plaintiffs or any or all members of the Class ever had, now have, or may have, or otherwise could, can or might assert, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, against each and all Defendants, and any of their respective families, present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates, parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns (collectively, “Released Persons”), whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule (including but not limited to any claims arising under Section 14 of the Securities Exchange Act of 1934 or any claims that could be asserted derivatively on behalf of Tasty), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Action or the Demand or the subject matter of the Action or the Demand in any court, tribunal, forum or proceeding, including, without limitation, any and all claims that are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Transaction, (ii) any actions, deliberations or negotiations in connection with the Transaction, including the process of deliberation or negotiation by each of Tasty or Flowers and any of their respective direct or indirect parents, subsidiaries or affiliates, and their respective officers, directors, partners, general partners, employees or advisors, (iii) the consideration to be received by Class members in connection with the Transaction, (iv) the Schedule 14D-9 Statement, any amendment thereto, or any other disclosures, public filings, periodic reports, press releases, proxy statements or other statements issued, made available or filed relating, directly or indirectly, to the Transaction, (v) the fiduciary obligations of the Released Persons in connection with the Transaction, (vi) the fees, expenses or costs incurred in prosecuting, defending, or settling the Action or the Demand, subject to paragraph 6 of this MOU, or (vii) any of the allegations in any letters, complaints or amendment(s) thereto filed or delivered in the Action or the Demand (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include the right to enforce the terms of the Stipulation and the Settlement;

(e) that the release contemplated by the Settlement extends to claims that Plaintiffs, for themselves and on behalf of the Class, do not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into the release (“Unknown Claims”). The Plaintiffs and each member of the Class shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of Unknown Claims. The Plaintiffs, for themselves and on behalf of the Class, shall be deemed to relinquish, to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR

In addition, the Plaintiffs, for themselves and on behalf of the Class, also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Class, acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is Plaintiffs’ intention, for themselves and on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and, subject to paragraph 5 below, without regard to the subsequent discovery or existence of such additional or different facts;

(f) that Defendants similarly release all claims against Plaintiffs and Plaintiffs’ Lead Counsel arising out of or relating to the institution, prosecution, and resolution of the Action and the Demand;

(g) that the failure of the Court to approve a request for attorneys’ fees and expenses in whole or in part shall have no effect on the Settlement set forth in the Stipulation; and

(h) that the Memorandum of Understanding and the Stipulation of Settlement will be without prejudice to the rights of Tasty shareholders to exercise dissenters rights pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended.

3. Pending final court approval of this Settlement (meaning that the Court has entered an order approving the Settlement and dismissing the Action upon the terms set forth in Paragraph 2 herein, and that such order and dismissal have been finally affirmed on appeal or are no longer subject to appeal (or further appeal) by lapse of time or otherwise), Plaintiffs and Plaintiffs’ Lead Counsel will not file any motion for a preliminary injunction or other interim equitable relief relating to the Transaction. All proceedings in the Action shall be stayed except as provided in this Memorandum of Understanding, and the Board need not respond to the Demand caused to be sent by David Raul. The parties also agree that, upon execution of the Stipulation of Settlement, Raul will withdraw the Demand. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any preliminary, interim or final relief in favor any member of the Class in any other litigation which challenges the Transaction or this Settlement.

4. Notice of the proposed Settlement shall be provided by Tasty.

5. The Settlement is subject to: (a) the completion by Plaintiffs’ Lead Counsel of such further discovery as may be reasonably required to confirm the fairness, reasonableness, and adequacy of the Settlement and the disclosures relating to the Transaction, with the parties using their best efforts to complete any such reasonable confirmatory discovery within forty-five (45) days of the date hereof; (b) the drafting and execution of a definitive Stipulation of Settlement and related documentation and proposed orders of the Court necessary to effectuate the terms of the proposed Settlement; (c) preliminary approval by the Court of the form and dissemination of a Notice of Settlement, which shall set forth the details of the Settlement to potential Class members; (d) final Court certification of the Class, approval of the Settlement, and dismissal of the Action with prejudice and without awarding costs to any party except as determined in Paragraph 6; and (e) the consummation of the Transaction, as set forth in the Merger Agreement. This Memorandum of Understanding and any Stipulation of Settlement shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Plaintiffs’ Lead Counsel in the Action determine in good faith, that based upon the discovery contemplated by this Memorandum of Understanding, the proposed Settlement is not fair, reasonable and adequate. In any such event, (i) this Memorandum of Understanding and any Stipulation of Settlement, and all negotiations, transactions, and proceedings connected with them, shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action and the parties to the Action shall be restored to their respective positions as they existed prior to the execution of this Memorandum of Understanding, (ii) this Memorandum of Understanding and any Stipulation of Settlement shall not be deemed or construed as evidence or an admission by any party of any fact, matter, or thing, (iii) the Defendants shall not be obligated to pay the fees or expenses of the Plaintiffs or their counsel, as set forth in Paragraph 6 herein, (iv) the preliminary certification of the Class as provided for herein shall be vacated and of no further force and effect, and (v) neither the existence of this Memorandum of Understanding and any Stipulation of Settlement nor their contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

6. Following the negotiation of the disclosures which are the basis for the Settlement, the parties negotiated at arms’ length and in good faith the amount of attorneys’ fees, costs, and expenses to be paid to Plaintiffs’ Lead Counsel by Defendants, subject to approval by the Court. The parties have agreed that Tasty or its successor will pay to Plaintiffs’ Lead Counsel an amount not more than $250,000.00 as is approved by court order, in the aggregate for their services and disbursements in the Action and the Demand. Defendants agree to the fees, costs, and expenses amount as set forth in the preceding sentence and agree not to take any position contrary to the $250,000.00 being a fair and reasonable amount. Payment of the fees contemplated herein is subject to consummation of the Transaction, final Court approval of the Settlement and Plaintiffs’ counsel’s joint and several obligations to refund or repay within ten (10) days any amounts paid (with accrued interest thereon) to Tasty or its successor in interest and/or its insurers if, for any reason, the Settlement and/or the fee award is overturned or reduced. The approval of fees and expenses up to but not to exceed $250,000.00 or any other amount less than $250,000.00 shall be in the sole discretion of the Court, and shall not be a condition of the Settlement of the Action or the entry of final Judgment therein. Tasty, its successor in interest and/or its insurers shall pay fees and expenses in the amount up to $250,000.00 awarded and the manner directed by the Court ten (10) business days after the later of (i) consummation of the Transaction, as set forth in the Merger Agreement, and (ii) entry of a final judgment approving the Settlement.

7. While retaining their right to deny liability, the Action is being settled voluntarily by Defendants after consultation with competent legal counsel. The releases between the parties will include releases of all counsel in the Action.

8. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by facsimile or electronic signature, and as so executed shall constitute one agreement.

9. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so.

10. Plaintiffs and Plaintiffs’ Lead Counsel represent and warrant that none of the claims or causes of action asserted in the Action, including any settled claim, has been assigned, encumbered or in any manner transferred in whole or in part.

11. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to Pennsylvania’s conflict of law rules.

12. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

13. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated: May 11, 2011	/s/ Richard A. Maniskas Richard A. Maniskas (PA ID: 85942) Katharine M. Ryan RYAN & MANISKAS, LLP 995 Old Eagle School Rd., Suite 311 Wayne, PA 19087 (484) 588-5516 (484) 450-2582

Marc M. Umeda

Stephen J. Oddo

Arshan Amiri

Justin D. Rieger

ROBBINS UMEDA LLP

600 B. Street, Suite 1900

San Diego, CA 92101

(619) 525-3990

(619) 525-3991

Willie C. Briscoe

THE BRISCOE LAW FIRM, PLLC

8117 Preston Rd., Suite 300

Dallas, TX 75225

(214) 706-9314

(214) 706-9315

Counsel for Plaintiffs Julie Michelsen and Tim Enochs

Dated: May 11, 2011	/s/ Richard A. Maniskas

Richard A. Maniskas

Katharine M. Ryan

RYAN & MANISKAS, LLP

995 Old Eagle School Rd., Suite 311

Wayne, PA 19087

(484) 588-5516

(484) 450-2582

Corey D. Holzer

HOLZER HOLZER & FISTEL LLC

200 Ashford Center North, Suite 300

Atlanta, GA 30338

tel: (770) 392-0090

fax: (770) 392-0029

Counsel for Plaintiff Paul Ringheiser III

Dated: May 11, 2011	/s/ Evan J. Smith
Evan J. Smith (ID No. 79032) Marc L .Ackerman (ID No. 56294) BRODSKY & SMITH, LLP Two Bala Plaza, Suite 602 Bala Cynwyd, PA 19004 ph: 610.667.6200 fax: 610.667.9029 Counsel for Plaintiff Joan Taylor

Dated: May 11, 2011	/s/ W. Scott Holleman
W. Scott Holleman LEVI KORSINSKY LLP 30 Broad Street, 15th Floor New York, NY 10004 ph: 212-363-7500 fax: 212-363-7171 Counsel for Plaintiff David Raul

Dated: May 11, 2011

/s/ Timothy D. Katsiff

Marc J. Sonnenfeld (ID No. 17210)

Timothy D. Katsiff (ID No. 75490)

MORGAN, LEWIS & BOCKIUS LLP

1701 Market Street

Philadelphia, PA 19103-2921

Telephone: (215) 963-4857 / 5572

Facsimile: (215) 963-5001

msonnenfeld@morganlewis.com

tkatsiff@morganlewis.com

Counsel for Defendants Charles P. Pizzi, James E.

Ksansnak, Judith M. von Seldeneck, Ronald J.

Kozich, David J. West, James C. Hellauer, James E.

Nevels, Mark G. Conish and Mark T. Timbie

Dated: May 11, 2011

/s/ Jeffrey A. Lutsky

Jeffrey A. Lutsky

STRADLEY RONON STEVENS & YOUNG, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Tel: (215) 564-8087

Fax: (215)564-8120

Counsel for Nominal Defendant Tasty Baking

Company

Dated: May 11, 2011

/s/ Mike McConnell

Mike McConnell

JONES DAY

1420 Peachtree St. N.E.

Suite 800

Atlanta, Georgia 30309

tel: 404.581.8526

fax: 404.581.8330

mmcconnell@jonesday.com

Thomas J. Elliott

Mary E. Kohart

ELLIOTT GREENLEAF & SIEDZIKOWSKI

925 Harvest Drive

Suite 300

Blue Bell, PA 19422

tel: (215) 977-1073

fax: (215) 977-1011

Counsel for Defendants Flowers Foods, Inc. and

Flowers Bakeries, LLC